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40 EAST 52ND STREET                                                                                                                                     (212) 752-9600

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RELEASE IMMEDIATELY TO THE FOLLOWING:

CLOSED-END FUND DISCLOSURE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES DATES OF QUARTERLY TENDER OFFER

NEW YORK, NY, July 8, 2022 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced that the Fund's Board of Directors has approved the Fund's quarterly tender offer (the "Tender Offer") with the following terms:

Number of Shares	2.5% of the Fund's outstanding shares as of June 30, 2022
Commencement Date	July 15, 2022
Expiration Date and Time	August 12, 2022 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of June 30, 2022

The terms and conditions of the Tender Offer will be set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents. As soon as the Tender Offer commences, the Fund will file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents").

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer Documents will be distributed to Fund shareholders. Shareholders may obtain additional copies of the Offer Documents, when available, without charge, by contacting Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670. Shareholders can also obtain the Offer Documents, when filed, free of charge on the SEC's website at www.sec.gov. Shareholders should read these documents and related exhibits carefully as the documents contain important information about the Fund's Tender Offer.

If you have questions about the Tender Offer and hold the Fund's shares through a broker or other nominee holder, you can call your broker or other nominee holder directly. You may also call Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The Tender Offer will not be made to, nor will tenders pursuant to the Tender Offer be accepted from or on behalf of, shareholders in any jurisdiction in which making or accepting the Tender Offer would violate that jurisdiction's laws.

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. is a non-diversified, closed-end management investment company. BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Mellon Investment Management. BNY Mellon Investment Management is one of the world's largest asset managers, with $2.3 trillion in assets under management as of March 31, 2022. Through an investor-first approach, BNY Mellon Investment Management brings to clients the best of both worlds: specialist expertise from eight investment firms offering solutions across every major asset class, backed by the strength, stability, and global presence of BNY Mellon. Additional information on BNY Mellon Investment Management is available on www.bnymellonim.com.

BNY Mellon Investment Management is a division of BNY Mellon, which has $45.5 trillion in assets under custody and/or administration as of March 31, 2022. BNY Mellon can act as a single point of contact for clients looking to create, trade, hold, manage, service, distribute or restructure investments. BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Additional information is available on www.bnymellon.com. Follow us on Twitter@BNYMellon or visit our newsroom at www.bnymellon.com/newsroom for the latest company news.

BNY Mellon Investment Management's website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost. There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Courtney Woolston (212) 635-6027	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899